Mail Stop 6010

April 29, 2008

Mr. Steve H. Kanzer, CPA, Esq.
Chief Executive Officer
Pipex Pharmaceuticals, Inc.
3930 Varsity Drive
Ann Arbor, MI 48108

       Re: Pipex Pharmaceuticals, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed on April 18, 2008
               File Number 001-12584

Dear Mr. Kanzar:

      We have completed our review of your proxy statement and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

               Sincerely,

               Jeffrey Riedler
               Assistant Director

cc: Steven Pappas, Esq.
       Lehman & Eilen LLP